Exhibit 99.1

Sierra Metals Reports First Quarter 2020 Production Results Including an Increase in the Production of All Metals, Despite the Impact Of COVID-19 In March 2020

Annual SEC Filing Completed by Sierra Metals

(All metal prices reported in USD)

TORONTO--(BUSINESS WIRE)--April 15, 2020--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) announces strong first quarter 2020 production results featuring an increase in production for all metals, despite the impact of COVID-19 during the second half of March 2020.

Results are from Sierra Metals’ three underground mines in Latin America: The Yauricocha polymetallic mine in Peru, and the Bolivar copper and Cusi silver mines in Mexico.

First Quarter 2020 Production Highlights

  Silver production of 0.9 million ounces; a 37% increase from Q1 2019
  Copper production of 11.8 million pounds; a 52% increase from Q1 2019
  Lead production of 9.1 million pounds; a 31% increase from Q1 2019
  Zinc production of 21.6 million pounds; a 32% increase from Q1 2019
  Gold production of 3,657 ounces; an 84% increase from Q1 2019
  Copper equivalent production of 31.2 million pounds; a 43% increase from Q1 2019
  Record quarterly throughput of 4,315 tonnes per day (“tpd”) at the Bolivar Mine
  Production at Yauricocha impacted during the second half of March due to the state of emergency declared by the Peruvian government to contain advancement of COVID-19

The Yauricocha Mine achieved 22% higher throughput as compared to Q1 2019, despite being affected by the state of emergency declared by the Peruvian government on March 17, 2020. Higher throughput combined with higher grades for all metals resulted in a 52% increase in zinc equivalent pounds produced during Q1 2020 compared to Q1 2019. The state of emergency has been extended to April 26, as a result of which the Company continues to only maintain an essential services crew at the mine site. The Company continues to be prepared to recommence and ramp up production very quickly. It has the operating flexibility to run the ore processing mill above the 3,150 tpd capacity, which should help Yauricocha recover lost ore tonnages from the work stoppage.

At Bolivar, a 43% increase in throughput, higher grades for all metals and higher recoveries except gold resulted in an 80% increase in copper equivalent pounds produced during Q1 2020 as compared to Q1 2019. At Cusi, a 9% increase in throughput combined with higher grades and recoveries resulted in a 28% increase in silver equivalent ounces as compared to Q1 2019. The mining operations in Mexico were not impacted by the COVID-19 pandemic during the first quarter of 2020. On March 31, 2020, the Mexican government announced a 30-day suspension of all non-essential activities, following which the Company is maintaining only an essential services crew at the Bolivar Mine site until April 30, 2020. The Cusi Mine has been placed into care and maintenance during this period. The Company anticipates resuming normal production levels at the Mines after this period.

Due to the continued impact of the COVID-19 related work stoppages at all its mines, the Company has suspended its 2020 production and cost guidance, until a complete review of operations is completed. The Company continues to evaluate the mines and expects to provide a more comprehensive update as part of the Q1 2020 reporting process.

Igor Gonzales, President and CEO of Sierra Metals, commented, “I am very pleased with the strong Q1 2020 production results as shown through an increase in all metals produced versus Q1 2019. This increase takes into account a slowdown in production during the last two weeks in March due to the COVID-19 pandemic. Since the beginning of 2019 we have realized quarter over quarter increases in metals produced as we completed expansions and ramped up production in Mexico. We also ran the Yauricocha Mine at higher throughput levels to catch up from a strike in 2019 and in Q1 2020 to build up processed tonnage as a buffer against any potential interruptions. Additionally, we continue to reap the benefits of prudent investments and operational improvement programs at all Mines.

While we will be affected by the COVID-19 pandemic in Q2 2020 we maintain reduced essential services crews at the Yauricocha and Bolivar mines. We expect to be able to ramp up quickly to pre-pandemic levels once the state of emergency is withdrawn in Peru and Mexico. At Bolivar we expect to continue the ramp-up in throughput to the 5,000 tpd. Furthermore, with the recently released Bolivar NI 43-101 Technical Report the large increase in Mineral Resources has shown that we believe there is further expansion potential which will be studied through an updated Preliminary Economic Assessment. The Cusi Mine, due to its proximity to an urban area has been placed into care and maintenance during this period and will continue to be assessed as the situation improves. Finally, permitting was placed on hold by the Peruvian government during the state of emergency but we are optimistic that we will receive the required permits to increase production at Yauricocha to the 3,600 tpd level this year.”

He continued, “I would like to reassure the shareholders that during this COVID-19 pandemic we first and foremost are taking care of our workforce. We have a strong balance sheet and we have reduced and deferred capital expenditures to ensure we emerge as strong a company as before the pandemic. Once the situation returns to a more normal one and metal prices improve, we are still poised for strong future growth and cashflow and will continue to make prudent, strategic investments in the Company which will benefit all shareholders.”

Consolidated Production Results

Consolidated Production	Q1 2020	Q1 2019	% Var.

Tonnes processed	740,698	568,401	30%
Daily throughput	8,465	6,496	30%

Silver production (000 oz)	948	691	37%
Copper production (000 lb)	11,775	7,732	52%
Lead production (000 lb)	9,078	6,954	31%
Zinc production (000 lb)	21,646	16,421	32%
Gold Production (oz)	3,657	1,986	84%

Silver equivalent ounces (000's)(1)	4,751	3,988	19%
Copper equivalent pounds (000's)(1)	31,170	21,767	43%
Zinc equivalent pounds (000's)(1)	84,466	50,562	67%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2020 were calculated using the following realized prices: $16.57/oz Ag, $2.53/lb Cu, $0.93/lb Zn, $0.80/lb Pb, $1,585/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2019 were calculated using the following realized prices: $15.57/oz Ag, $2.85/lb Cu, $1.23/lb Zn, $0.94/lb Pb, $1,305/oz Au.

Yauricocha Mine, Peru

The Yauricocha Mine processed 285,225 tonnes during Q1 2020, representing a 22% increase from Q1 2019, despite the slowdown in mining operations resulting from the state of emergency declared by the Peruvian government on March 17, 2020. The state of emergency has been extended until April 26, 2020, at which time the Company expects to resume normal production levels at the Mine.

The increase in throughput realized at Yauricocha during Q1 2020 was a result of the Company’s efforts to optimize operations, to be prepared for any potential stoppages. Grades were better than Q1 2019 as a result of a higher proportion of ore mined from Cuerpos Chicos with a view to offset higher zinc treatment and refining costs, and lower zinc prices. Higher throughput combined with higher head grades and recoveries for all metals, except for a 2% decrease in zinc recoveries, resulted in a 52% increase in zinc equivalent metal production compared to Q1 2019.

A summary of production from the Yauricocha Mine for Q1 2020 is provided below:

Yauricocha Production	Q1 2020	Q1 2019	% Var.

Tonnes processed	285,225	233,814	22%
Daily throughput	3,260	2,672	22%

Silver grade (g/t)	65.86	63.51	4%
Copper grade	1.14%	1.00%	13%
Lead grade	1.56%	1.45%	7%
Zinc grade	3.91%	3.56%	10%
Gold Grade (g/t)	0.69	0.55	24%

Silver recovery	82.01%	77.23%	6%
Copper recovery	75.42%	74.80%	1%
Lead recovery	87.91%	88.19%	0%
Zinc recovery	87.96%	89.51%	-2%
Gold Recovery	19.89%	18.09%	10%

Silver production (000 oz)	495	369	34%
Copper production (000 lb)	5,384	3,863	39%
Lead production (000 lb)	8,608	6,605	30%
Zinc production (000 lb)	21,646	16,421	32%
Gold Production (oz)	1,254	753	67%

Zinc equivalent pounds (000's)(1)	54,605	35,911	52%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2020 were calculated using the following realized prices: $16.57/oz Ag, $2.53/lb Cu, $0.93/lb Zn, $0.80/lb Pb, $1,585/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2019 were calculated using the following realized prices: $15.57/oz Ag, $2.85/lb Cu, $1.23/lb Zn, $0.94/lb Pb, $1,305/oz Au.

Bolivar Mine, Mexico

The Bolivar Mine processed a record 377,562 tonnes in Q1 2020, representing a 43% increase over Q1 2019. Average daily throughput realized during the quarter was approximately 4,315 tpd. Head grades for copper, silver and gold were 11%, 8% and 48% higher respectively, as compared to Q1 2019. The increase in throughput combined with higher grades and higher recoveries, except for a 6% decrease in gold recoveries, resulted in an 80% increase in copper equivalent pounds produced during Q1 2020 as compared to Q1 2019. In Q1 2020, copper production increased by 65% to 6,391,000 pounds, silver production increased 61% to 210,000 ounces, and gold production increased 99% to 2,191 ounces compared to Q1 2019.

A summary of production for the Bolivar Mine for Q1 2020 is provided below:

Bolivar Production	Q1 2020	Q1 2019	% Var.

Tonnes processed (t)	377,562	263,238	43%
Daily throughput	4,315	3,008	43%

Copper grade	0.89%	0.81%	10%
Silver grade (g/t)	21.09	19.47	8%
Gold grade (g/t)	0.28	0.19	48%

Copper recovery	85.91%	82.24%	4%
Silver recovery	82.01%	79.14%	4%
Gold recovery	63.89%	67.87%	-6%

Copper production (000 lb)	6,391	3,869	65%
Silver production (000 oz)	210	130	61%
Gold production (oz)	2,191	1,100	99%

Copper equivalent pounds (000's)(1)	9,147	5,083	80%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2020 were calculated using the following realized prices: $16.57/oz Ag, $2.53/lb Cu, $0.93/lb Zn, $0.80/lb Pb, $1,585/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2019 were calculated using the following realized prices: $15.57/oz Ag, $2.85/lb Cu, $1.23/lb Zn, $0.94/lb Pb, $1,305/oz Au.

Cusi Mine, Mexico

At Cusi, throughput was 9% higher in Q1 2020. The average throughput during Q1 2020 was 890 tpd. Grades and recoveries were also higher than Q1 2019 resulting in a 28% increase in silver equivalent ounces produced. Throughput was still lower than the targeted 1,200 tpd, due to lack of development resulting from the rain-related subsidence activity during 2019. In Q1 2020, the Company continued to work on new development zones with a view to reach the 1,200 tpd mark during Q2 2020. Silver grades were lower than planned grades for Q1 2020 due to the processing of ore from these new development zones and due to inability to mine in the higher-grade Santa Rosa de Lima zone resulting from the aforementioned subsidence activity.

Silver production of 243,000 ounces increased 26%, gold production of 212 ounces increased 59%, and lead production of 471,000 pounds increased 35% in Q1 2020 compared to Q1 2019.

We expect to have an updated Mineral Resource completed by the end of Q2 2020, which will include a maiden Mineral Reserve Estimate for the mine.

A summary of production for the Cusi Mine for Q1 2020 is provided below:

Cusi Production	Q1 2020	Q1 2019	% Var.

Tonnes processed (t)	77,911	71,349	9%
Daily throughput	890	815	9%

Silver grade (g/t)	120.88	105.27	15%
Gold grade (g/t)	0.18	0.15	18%
Lead grade	0.33%	0.30%	10%

Silver recovery (flotation)	80.21%	79.53%	1%
Gold recovery (lixiviation)	46.53%	37.53%	24%
Lead recovery	84.17%	75.21%	12%

Silver production (000 oz)	243	192	26%
Gold production (oz)	212	133	59%
Lead production (000 lb)	471	349	35%

Silver equivalent ounces (000's)(1)	286	224	28%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2020 were calculated using the following realized prices: $16.57/oz Ag, $2.53/lb Cu, $0.93/lb Zn, $0.80/lb Pb, $1,585/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q1 2019 were calculated using the following realized prices: $15.57/oz Ag, $2.85/lb Cu, $1.23/lb Zn, $0.94/lb Pb, $1,305/oz Au.

Annual SEC Filing completed by Sierra Metals

Sierra Metals has completed its annual SEC filing. Copies of these documents can be found at www.sierrametals.com on the Investors Page under Financial Information. Shareholders may request a hard copy of the complete audited financial statements free of charge upon request.

Quality Control

All technical production data contained in this news release has been reviewed and approved by Americo Zuzunaga, FAusIMM (CP Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Augusto Chung, FAusIMM (CP Metallurgist) and Vice President Special Projects and Metallurgy and a chartered professional qualifying as a Competent Person on metallurgical processes.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company focused on the production and development of precious and base metals from its polymetallic Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Toronto Stock Exchange and the Bolsa de Valores de Lima under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com.

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Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian and U.S. securities laws related to the Company (collectively, “forward-looking information”). Forward-looking information includes, but is not limited to, statements with respect to the Company’s operations, including anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources, and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be considered to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading “Risk Factors” in our Annual Information Form dated March 30, 2020 in respect of the year ended December 31, 2019 and other risks identified in the Company’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above is not exhaustive of the factors that may affect any of the Company’s forward-looking information. Forward looking information includes statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company’s statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking information if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
V.P., Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
Email: info@sierrametals.com

Igor Gonzales
President & CEO
Sierra Metals Inc.
+1(416) 366-7777